

December 21, 2018

Vladimir Novakovic
President and Chief Executive Officer
FLASHAPP INC.
2 Infirmary Street
Leeds, LS1 2JP
Great Britain

> **Re: Flashapp Inc.**
> **Registration Statement on Form S-1**
> **Filed November 28, 2018**
> **File No. 333-228571**

Dear Mr. Novakovic:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Registration Statement

Cover Page

1. You have no assets, no revenues and nominal operations. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please indicate your shell company status on the prospectus cover page and provide risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please disclose that Vladimir Novakovic beneficially owns 100% of the company's
        common stock, and what his ownership interest will be assuming 100% of this offering is
        sold.

3.   Please reconcile your disclosure in this section that the offering will remain open for 240
        days with your disclosure throughout the document that the offering will remain open
        for one year after the effective date of the prospectus.

Prospectus Summary, page 5

4.   You state that release one will be completed at a budget of $7,000. Please clarify your
        reference to the $10,000 which you state will be in addition to the amount your director
        paid from his personal budget.

Description of Business
Market Trends and Opportunity, page 28

5.   Please provide support for your statement that mobile users spend an average of 2 hours
        and 42 minutes per day on their devices and that people spend more than four hours per
        day listening to music. Also provide the basis for your statements (here and on page 32)
        that:

        • In a year, Flash will have about 250,000 users and in two years it will have 2 million
          users.

        • Flash will outclass Shazam and generate more revenues. In this regard, we note that
          Shazam was acquired by Apple Inc for $400 million in 2017.

Certain Relationships and Related Party Transactions, page 37

6.   Please provide the material terms and Item 404 information for the agreements with
        Vladimir Novakovic, including the director loan, the share purchase agreement, and the
        loan agreement. With respect to the loan agreement filed as Exhibit 10.2, please also
        revise the use of proceeds and liquidity sections to discuss the impact of this $40,000 on
        the company's financial condition and operations. Refer to Items 504 and 303 of
        Regulation S-K.

Consolidated Financial Statements
Balance Sheet Standard, page F-3

7.   It appears that 3.5 million shares of common stock were issued in exchange for a note
        receivable from your director. Please revise to present the receivable as a deduction from
        stockholders' equity or explain. Refer to SAB Topic 4.E.

General

8. Please reconcile your disclosure to provide the total number of shares currently outstanding. On pages 18, 38, and 49, you state that 3,500,000 shares are currently issued and outstanding, but on pages 21 and 25, you state that there are 8,500,000 shares issued and outstanding. Additionally, please clarify Mr. Novakovic's current beneficial ownership. On pages 18 and 20, you state that he will buy 3,500,000 shares of common stock "within 180 days from the date of inception" and on page F-10 you state that he will buy them "within 180 days from the date of Registration Form S-1 submission." Finally, please reconcile your disclosure with the provisions of the "Intention Agreement of Share Purchase" filed as Exhibit 10.2, which does not include any 180 days provision and suggests that Vladimir Novakovic, your CEO, may be functioning as a consultant and providing certain services, including "company incorporation, preparation of S-1, preparation of year end financials" in exchange for 3,500,000 shares.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services